UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE
May 31, 2004 For immediate release	Release 07-2004 Trading Symbol: WTC:TSX WTZ: AMEX

WESTERN SILVER SECOND QUARTER RESULTS

Company focused on Peñasco drilling and enhancing economics of Chile Colorado at Peñasquito property

VANCOUVER, B.C. – Western Silver Corporation will be implementing recommendations by M3 Engineering & Technology (M3) of Tucson, Arizona, to enhance the economics of mining the Chile Colorado sulfide zone of its Peñasquito property and will conduct further aggressive exploration drilling, the Company’s Chairman and CEO, Dale Corman, said in his letter to the shareholders which accompanied the second quarter results.

On April 13, 2004, Western Silver released the results of M3’s pre-feasibility study on the Chile Colorado zone within its wholly-owned Peñasquito silver-gold-lead-zinc property in central Mexico. M3 concluded that Chile Colorado could be economically mined at an after tax rate of return of 15.3% based on 100% equity with a payback of initial capital in 4.9 years.

Mr. Corman said because M3 used conservative metals prices, the softening in the price of silver and other metals over the past weeks has in no way impacted M3’s economic calculations.

“M3 also pinpointed a number of ways to enhance the economic potential of Chile Colorado, with, for example, improved precious minerals recovery, increased reserves and purchase of used equipment, if available,” said Mr. Corman. “Also, said M3, the oxides at Chile Colorado have so far been treated as waste. Processing them on a heap leach operation presents a strong opportunity to improve the project’s economics.”

Mr. Corman said the Company was particularly pleased that M3 recognized the favorable prospects of Peñasquito as a whole. “While, in M3’s view, the development of the Chile Colorado zone offers significant economic potential, other mineralized zones close to Chile Colorado offer even further opportunities.”

“Our clear focus going forward will be to improve the economics of the over-all project by implementing both M3’s recommendations at Chile Colorado and by aggressive exploration on other zones of the property,” he said. In particular, the Company will be looking to integrate the oxides at Chile Colorado, with both oxide and sulfide mineral resources contained within Peñasco (located about 1.5 km northwest of Chile Colorado) in the full feasibility study which will be completed in the first half of next year.

Western Silver reported a loss of $2.41 million, or $0.06 per share, for the three months ended March 31, 2004, compared with a loss of $493,000 ($0.02 per share) for the same period the previous year. The increased loss is mainly due to employee stock-based compensation of $1.85 million being recorded and expensed in accordance with changes in Canadian generally accepted accounting principles. Prior to fiscal 2004, the Company was not required to expense the fair value of stock options granted to employees and directors. There was also an increase in office and administration, promotion and travel expenses of $134,000 compared with the same period the previous year.

Exploration expenditures during the first quarter of $1.59 million exceeded those of the first quarter of the previous year by $782,000. The increase was due to a large-scale drilling program underway on the Company’s Peñasquito property, and an increase in consulting fees arising from work on the recently completed pre-feasibility study.

Western’s cash and cash equivalents were $15.81 million on March 31, 2004, and working capital was $14.95 million compared with $2.74 million and $2.07 million at year-end September 30, 2003. The increases were due mainly to an equity financing in December 2003, and the exercising of share warrants and share options.

The complete first quarter financial results, including the Chairman’s letter to shareholders and Management’s Discussion and Analysis are available at the Company website at www.westernsilvercorp.com.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metals prices. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Gerald Prosalendis, VP Corporate Development

604-684-9497

gprosalendis@westernsilvercorp.com

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

NEWS RELEASE
June 2, 2004 For immediate release	Release 08-2004 Trading Symbol: WTC:TSX WTZ: AMEX

 WESTERN SILVER EXPANDS GOLD ZONE AT PEÑASQUITO PROPERTY

Drilling at Peñasco produces further high-grade intercepts and highlights oxide potential

VANCOUVER, B.C. – Western Silver Corporation today announces further high-grade gold and silver mineralization at Peñasco, which is contained within its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico.

In all, the Company is releasing results from fourteen additional core holes, six of which are in the Outcrop breccia (Peñasco) zone, where high grade gold was recently discovered (see press release dated May 3, 2004). The eight other holes are from Azul NE, La Palma and El Chamisal zones.

Peñasco. Hole WC-128, drilled 200 meters east and parallel to WC-108 at -60 degrees along the eastern contact of the Outcrop breccia, intersected almost 70 meters of oxide mineralization beginning at 18 meters averaging 3.17 g/t gold and 55 g/t silver, including 2 meters of high-grade gold beginning at 68 meters averaging 93.1 g/t (2.99 opt). Previously reported WC-108 contains 60.5 meters of 0.85 g/t gold and 81 g/t silver beginning at a depth of 9.5 meters. Three other holes (WC-119A, WC-123 and WC-127), drilled at 50 meter intervals as part of an east-west fence between WC-108 and WC-128, also contain significant oxide and sulfide mineralization. Delineation drilling of this shallow oxide/sulfide zone to the north and south along the eastern margin of the Outcrop breccia is in progress.

Hole WC-129, collared 150 meters north of WC-109 and drilled due north at -60 degrees, contains a 268.56 meter interval beginning at 370 meters that averages 1.56 g/t gold, 36 g/t silver, 0.50% lead and 1.38 % zinc. Within this interval are two higher grade gold intercepts, including 4 meters averaging 12.00 g/t (0.39 opt) and 6 meters averaging 15.52 g/t (0.50 opt). Hole WC-121, collared 50 meters west of WC-117 and drilled due north at -60 degrees, intersected 213 meters of mineralization beginning at 486 meters averaging 0.71 g/t gold, 39 g/t silver, 0.43 % lead and 1.02 % zinc. This zone includes a 46-meter interval of higher grade beginning at 588 meters that averages 2.35 g/t gold, 96 g/t silver, 0.88% lead and 2.17 % zinc. These holes demonstrate that the hydrothermal intrusive-hosted breccias containing zones of significantly higher grade gold extend at least an additional 150 meters to the north and 50 meters to the west. The gold zone will be traced along the north and northeast contacts of the Outcrop breccia, which is prospective for both shallow oxide and sulfide mineralization.

Azul NE. Five holes were drilled in the area adjacent to the northern contact of the Azul breccia. Three holes (WC-118, WC-126 and WC-130) intersected 170 to 268 meter intervals of low to medium grade mineralization suggestive of a large, Chile Colorado-style system, and which may represent the southern extension of the Las Palmas mineralization. Fence drilling across the zone, scheduled after the Peñasco program is completed, will be required to determine if higher grades are present. Two holes (WC-122 and WC-125) were drilled to test the structurally complex northeastern contact zone of the Azul breccia. Both holes contain short intervals of low grade mineralization.

Las Palmas/El Chamisal. Holes WC-120 and WC-124 at La Palma and WC-115 at El Chamisal  each intersected approximately 2-meter intervals of high grade gold, ranging from 5.5 g/t (0.18 opt) to 18.15 g/t (0.58 opt). Mineralization is contained within carbonate veins and the veinlets interpreted as a more distal part of the mineralized system. The veins may represent high-grade targets if continuity can be established.

“These results indicate that the deposit at Peñasco extends close to surface along the margins of the Outcrop  breccia pipe and in two areas close to the pipe’s center,” says Tom Turner, Western Silver’s Exploration Manager.  “The mineralization appears to be vertically zoned. A gold enriched cap grades downward into  silver-lead-zinc and then into high grade zinc.  The bottom of the deposit has not been determined.”

Mr.Turner says these results also present an opportunity to expand the oxide resource at Peñasco to the north and south along the contact of the Outcrop breccia.

Drill Work Plan

A 40,000-meter drilling program began during February to evaluate the Peñasco, Azul NE, El Chamisal, El Sotol and Las Palmas targets. Currently, 38 holes have been completed. Assay results for 30 holes, 14 of which are included in this press release, have been reported. A map with hole locations and a sketch geologic map of the Chile Colorado-Azul Breccia-La Palma mineral zones may be found on Western Silver’s website at www.westernsilvercorp.com.

 Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metal prices. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Thomas Patton, President and COO of Western Silver, at 604-641-2768.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

Hole	Interval			Au	Ag	Pb	Zn
	From – To	(m)	(ft)	(g/t)	(g/t)%		%

PEÑASCO
WC-119A	20.00 – 64.00 *	44.00	144.3	0.31	31	0.17	0.17
	76.00 – 116.00	40.00	131.2	0.30	31	0.18	0.30
	182.00 – 338.00	156.00	511.7	0.36	26	0.31	0.69

WC-121	8.00 – 96.00 *	88.00	288.6	0.15	25	0.67	0.24
	340.00 – 444.00	104.00	341.1	0.14	13	0.11	0.29
	486.00 – 699.21	213.21	699.3	0.71	39	0.43	1.02
Includes	588.00 – 634.00	46.00	150.9	2.35	96	0.88	2.17

WC-123	12.19-50.00 *	37.81	124.0	0.25	38	0.26	0.05
	50.00-294.00	244.00	800.3	0.29	25	0.22	0.25

WC-127	12.90-34.00	21.10	69.2	0.13	20	0.30	0.03
Includes	82.00 – 214.00	132.00	433.0	0.42	22	0.27	0.66

WC-128	18.29 – 88.00*	69.71	228.6	3.17	55	0.37	0.12
Includes	68.00-70.00*	2.00	6.6	93.10	53	0.37	0.25

WC-129	82.00 – 90.00 *	8.00	26.2	0.31	43	0.30	0.23
	190.00-204.00	14.00	45.9	3.82	191	0.74	1.71
Includes	194.00-196.00	2.00	6.6	24.00	1095	1.62	2.43
	370.00-638.56	268.56	880.9	1.56	36	0.50	1.38
Includes	498.00-502.00	4.00	13.1	12.00	79	1.19	1.28
Includes	560.00-566.00	6.00	19.7	15.52	69	1.27	2.34

AZUL NE
WC-118	248.00-480.00	232.00	761.0	0.22	37	0.16	0.43

WC-122	240.00-328.00	88.00	288.6	0.28	20	0.08	0.30

WC-125	220.00 – 242.00	22.00	72.2	0.20	17	0.32	0.55

WC-126	308.00-478.00	170.00	557.6	0.05	18	0.22	0.83

WC-130	216.00-484.00	268.00	879.0	0.10	23	0.16	0.47
Includes	216.00-242.00	26.00	85.3	0.43	81	0.52	0.69

La PALMA
WC-120	118.00 – 134.00*	16.00	52.5	1.01	15	0.09	0.11
Includes	120.00 – 122.00*	2.00	6.6	5.50	61	0.09	0.10
	182.00 –186.00	4.00	13.1	0.61	91	0.55	0.32
	268.00-272.00	4.00	13.1	1.83	71	0.11	0.17

WC-124	162.8-164.2	1.40	4.6	18.15	100	0.77	0.26

EL CHAMISAL
WC-115	250.00-252.00	2.00	6.6	7.15	182	0.40	0.63

* oxide mineralization

Core and RC samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion